Gap Inc.

Gap
Banana Republic
Old Navy

GPS Services
Two Folsom Street
San Francisco, CA 94105

November 9, 2005

VIA FACSIMILE (202/772-9204)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Donna Di Silvio

Re: The Gap, Inc. (the "Company")

Dear Ms. Di Silvio,

Per our conversation, this letter is to confirm the extension of our deadline for a response to Michael Moran's November 8, 2005 letter to December 6, 2005. Thank you for accommodating our request.

If you have any questions regarding the foregoing, please contact me directly at (650) 874-3736.

Best Regards,

K Wilk

Kathy Wilk
Senior Vice President, Control and Shared Services
The Gap, Inc.